SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D [Rule 13d-101]

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 204.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

PetroLogistics LP

(Name of Issuer)

Common Units

(Title and Class of Securities)

71672U101

(CUSIP Number)

Koch Industries, Inc.

4111 East 37th Street North

Wichita, Kansas 67220

Attn: Raffaele G. Fazio

(316) 828-5500

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 27, 2014

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a cover page.

(Continued on following pages)

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Name of Reporting Person Koch Industries, Inc.

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Kansas

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 101,641,528 (1)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 101,641,528 (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) 72.9% (2)

14.	Type of Reporting Person CO

(1)                                 Pursuant to the Support Agreements described in Item 4, Koch Industries, Inc. may be deemed to have beneficial ownership of 101,641,528 common units of PetroLogistics LP.  Neither the filing of this statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by Koch Industries, Inc. that it is the beneficial owner of any such units for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is hereby expressly disclaimed.

(2)                                 Based on 139,355,037 common units of PetroLogistics LP outstanding on May 27, 2014, in reliance on the representation made by PetroLogistics LP in the Agreement and Plan of Merger and Membership Interest Transfer Agreement, dated May 27, 2014.

1.	Name of Reporting Person Flint Hills Resources, LLC

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds WC, AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 101,641,528 (1)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 101,641,528 (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) 72.9% (2)

14.	Type of Reporting Person CO

(1)                                 Pursuant to the Support Agreements described in Item 4, Flint Hills Resources, LLC may be deemed to have beneficial ownership of 101,641,528 common units of PetroLogistics LP.  Neither the filing of this statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by Flint Hills Resources, LLC that it is the beneficial owner of any such units for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is hereby expressly disclaimed.

(2)                                 Based on 139,355,037 common units of PetroLogistics LP outstanding on May 27, 2014, in reliance on the representation made by PetroLogistics LP in the Agreement and Plan of Merger and Membership Interest Transfer Agreement, dated May 27, 2014.

1.	Name of Reporting Person FHR Propylene, LLC

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 101,641,528 (1)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 101,641,528 (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) 72.9% (2)

14.	Type of Reporting Person CO

(1)                                 Pursuant to the Support Agreements described in Item 4, FHR Propylene, LLC may be deemed to have beneficial ownership of 101,641,528 common units of PetroLogistics LP.  Neither the filing of this statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by FHR Propylene, LLC that it is the beneficial owner of any such units for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is hereby expressly disclaimed.

(2)                                 Based on 139,355,037 common units of PetroLogistics LP outstanding on May 27, 2014, in reliance on the representation made by PetroLogistics LP in the Agreement and Plan of Merger and Membership Interest Transfer Agreement, dated May 27, 2014.

Item 1.                          Security and Issuer

This Statement on Schedule 13D (this “Schedule 13D”) relates to the equity interests in PetroLogistics LP, a Delaware limited partnership (“PetroLogistics”), representing a fractional part of the equity interests of all limited partners of PetroLogistics (“PetroLogistics Common Units”).

The principal executive offices of PetroLogistics are located at 600 Travis Street, Suite 3250, Houston, Texas 77002.

Item 2.                          Identity and Background

(a)-(c)  This Schedule 13D is being filed jointly by Koch Industries, Inc. (“Koch”), Flint Hills Resources, LLC (“Parent”) and FHR Propylene, LLC (“Merger Sub”). Koch, Parent and Merger Sub are sometimes referred to individually as a “Reporting Person” and collectively as the “Reporting Persons”:

(1)  Koch is a privately-held Kansas corporation that owns a diverse group of companies involved in refining, chemicals and biofuels; forest and consumer products; fertilizers; polymers and fibers; process and pollution control equipment and technologies; minerals; commodity trading and services; ranching; glass; and investments.

(2)  Parent is a Delaware limited liability company and a subsidiary of Koch. Parent is a leading refining, chemicals and biofuels company with operations primarily in Texas and the Midwest. Parent’s subsidiaries market products such as gasoline, diesel, jet fuel, ethanol, biodiesel, olefins, polymers and intermediate chemicals, as well as base oils and asphalt.

(3) Merger Sub is a Delaware limited liability company and a subsidiary of Parent.  Merger Sub was formed on May 2, 2014, solely for the purpose of effecting the Merger (as defined in Item 4 below) and has not engaged in any business except for activity incident to its formation and in connection with the Merger.

The addresses of the principal office and principal business of each Reporting Person is 4111 East 37th Street North, Wichita, Kansas 67220.  Set forth on Schedule A is the name and present principal occupation or employment of each of the directors and executive officers of each Reporting Person as of the date hereof.  The business address for each of the directors and executive officers listed on Schedule A, and the name and address of any corporation or other organization in which each such director’s or executive officer’s employment is conducted, is c/o Koch Industries, Inc., 4111 East 37th Street North, Wichita, Kansas 67220.

(d)-(e)  During the last five years, neither Reporting Person nor, to the knowledge of the Reporting Persons, any of the persons listed on Schedule A hereto, (1) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (2) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

(f)  All of the directors and executive officers listed on Schedule A are citizens of the United States.

Item 3.                          Source and Amount of Funds or Other Consideration

As described in Item 4 below, the PetroLogistics Common Units to which this Schedule 13D relates have not been purchased by the Reporting Persons.  In connection with the execution of the Merger Agreement (as defined in Item 4 below), Parent and Merger Sub entered into Support Agreements (as described in Item 4 below) with each Sponsor and Founding Unitholder (each as defined in Item 4 below) for the benefit of Parent and Merger Sub in connection with the transactions contemplated by the Merger Agreement. The Sponsor and

Founding Unitholders collectively beneficially own approximately 72.9% of the PetroLogistics Common Units.

With respect to the transactions contemplated by the Merger Agreement, the Reporting Persons estimate that the amount of funds necessary to complete the transaction is approximately $2.1 billion. This amount includes the funds necessary to acquire all outstanding PetroLogistics Common Units, and cancel all unit awards, restricted units, phantom units and other unit-based awards of PetroLogistics plus estimated transaction expenses.  This amount also includes approximately $365.0 million of debt that will be refinanced and/or assumed in connection with the Merger. Merger Sub will obtain the funds for the purchase of the PetroLogistics Common Units and awards in the transaction and transaction expenses from Parent and/or one or more of its affiliates.  Parent plans to obtain the funds to be provided to Merger Sub from cash on hand of Parent and/or one or more of its affiliates.

Item 4.                          Purpose of Transaction

(a)-(b)

The purpose of the transaction is to acquire 100% of the equity interests in PetroLogistics.

Merger Agreement. On May 27, 2014, PetroLogistics, PetroLogistics GP LLC, a Delaware limited liability company and the general partner of PetroLogistics (“PetroLogistics GP” and, together with PetroLogistics, the “PetroLogistics Entities”), Propylene Holdings LLC, a Delaware limited liability company (“GP Holdings”), Parent, and Merger Sub, entered into an Agreement and Plan of Merger and Membership Interest Transfer Agreement (the “Merger Agreement”) pursuant to which Merger Sub will, upon the terms and subject to the conditions thereof, merge with and into PetroLogistics (the “Merger”), with PetroLogistics surviving the Merger as a subsidiary of Parent, and GP Holdings will transfer to Parent (or one or more affiliates of Parent) 100% of the issued and outstanding membership interests in PetroLogistics GP, including all rights and obligations relating thereto and all economic and capital interest therein (the “GP Equity Transfer”). Capitalized terms used but not defined herein shall have the meanings ascribed to such terms in the Merger Agreement, a copy of which has been filed as Exhibit 1 to this Schedule 13D.

Transaction Structure. Upon the Merger and GP Equity Transfer becoming effective (the “Effective Time”), by virtue of the Merger and without any action on the part of the PetroLogistics Entities, (i) each PetroLogistics Common Unit, issued and outstanding and owned by holders, other than the Sponsors and the Founding Unitholders (each as defined below), of PetroLogistics Common Units (the “Public Unitholders”) immediately prior to the Effective Time will be converted into the right to receive an amount in cash equal to $14.00 (the “Public Merger Consideration”), and (ii) each PetroLogistics Common Unit issued and outstanding and owned by (A) YSOF Propylene Investor LLC, York Special Opportunities Fund AIV II, L.P., York Special Opportunities Fund (PIV-A), L.P., YSOF (PIV-B) SUB II, LLC, LG Propylene LLC, Lindsay Goldberg & Bessemer II AIV L.P., Lindsay Goldberg & Bessemer II-A AIV L.P., Lindsay Goldberg & Bessemer II-A NNAIV L.P., Lindsay Goldberg & Bessemer II PIV AIV L.P., Lindsay Goldberg & Bessemer II-BT AIV L.P., Lindsay Goldberg Co-Investment II AIV L.P., Lindsay Goldberg Employee Co-Investment II, L.P., and Dean Ventures X, L.L.C. (collectively, the “Sponsors”), and (B) David Lumpkins, Nathan Ticatch, and a related family partnership and family trust (collectively, the “Founding Unitholders” and, together with the Sponsors and the Public Unitholders, the “Unitholders”) immediately prior to the Effective Time will be converted into the right to receive an amount in cash equal to $12.00 (the “Sponsor Merger Consideration”), in each case, upon the terms and subject to the conditions set forth in the Merger Agreement.  All PetroLogistics Common Unit holders are also expected to receive a one-time cash distribution declared and made in accordance with the provisions of the Merger Agreement in connection with, and conditioned upon, the closing of the Merger (the “Merger Related Distribution”).  No additional consideration will be delivered in exchange for the GP Equity Transfer.

The membership interests in Merger Sub that are issued and outstanding immediately prior to the Effective Time will be converted into 100% of the limited partner interests in PetroLogistics, as the surviving entity.  Any PetroLogistics Common Units that are issued and outstanding and owned by PetroLogistics, any of PetroLogistics’ subsidiaries, Parent or any affiliate of Parent will be automatically cancelled and will cease to exist, and no consideration will be delivered in exchange for such cancelled PetroLogistics Common Units.  The interest of PetroLogistics GP in PetroLogistics (in its capacity as general partner of PetroLogistics) that is issued and outstanding immediately prior to the Effective Time (the “General Partner Interest”) will be unaffected by the Merger and will remain outstanding, such that, upon the GP Equity Transfer, the General Partner Interest will be owned, directly or indirectly, by Parent (or one or more of affiliates of Parent).

The Merger Agreement provides that with respect to phantom units granted in accordance with the PetroLogistics Long Term Incentive Plan, adopted May 4, 2012 (“Phantom Units”), each Phantom Unit outstanding as of immediately prior to the Effective Time, whether or not vested, shall (i) be canceled and converted into the right to receive from Parent (through PetroLogistics GP) an amount of cash equal to the Public Merger Consideration plus the Merger Related Distribution for each Phantom Unit that is issued and outstanding (the “Phantom Unit Consideration”), (ii) no longer be outstanding, and (iii) cease to exist, upon the terms and subject to the conditions set forth in the Merger Agreement.  Following the Effective Time, Parent will cause PetroLogistics GP to pay the Phantom Unit Consideration to each holder of Phantom Units that delivers an acknowledgement in the form attached to the Merger Agreement as Exhibit F, in full satisfaction of all rights pertaining to the Phantom Units formerly outstanding.

The Merger Agreement provides that at the Effective Time, GP Holdings and Parent (or an affiliate of Parent designated by Parent) will each execute and deliver to the other a transfer agreement in the form attached to the Merger Agreement as Exhibit B, and PetroLogistics GP will register the GP Equity Transfer in its books and records and update its records to reflect Parent (or an affiliate of Parent designated by Parent, as applicable) as the registered owner of 100% of membership interests, including economic and capital interest in PetroLogistics GP.

No dissenters’ or appraisal rights are available, or will be available, with respect to the transactions contemplated by the Merger Agreement.

Window-Shop and Non-Solicit. The PetroLogistics Entities and GP Holdings have agreed that they, their subsidiaries and their respective officers, managers or directors (the “PetroLogistics Non-Solicit Parties”), among other things, (i) will not solicit, initiate, knowingly encourage or knowingly facilitate any discussions regarding, or the making or submission of, any proposal, request or offer that constitutes or could reasonably be expected to lead to, an alternative acquisition proposal for the acquisition of PetroLogistics, (ii) will not conduct, engage in, continue or otherwise participate in any discussions or negotiations regarding alternative acquisition proposals for the acquisition of PetroLogistics, and (iii) will not furnish any non-public information or afford access to the books and records of the PetroLogistics Entities to any third party that is seeking to make, or has made, an alternative acquisition proposal. However, during the period from May 27, 2014 through 11:59 p.m. on July 6, 2014 (the “Unitholder Consent Period”), the PetroLogistics Non-Solicit Parties may provide information or access to the books and records of the PetroLogistics Entities and engage or participate in discussions or negotiations with third parties making unsolicited written bona fide acquisition proposals, as long as the PetroLogistics Entities have delivered notice of such bona fide acquisition proposal to Parent, such third parties have executed confidentiality and standstill agreements, the PetroLogistics Entities have disclosed to Parent the information to be provided, and the board of directors of PetroLogistics GP has determined in good faith, after consultation with outside advisors, that such proposal either constitutes or is reasonably likely to result in a superior proposal.

Prior to the end of the Unitholder Consent Period, the board of directors of PetroLogistics GP may withdraw its recommendation regarding the Merger if the board of directors of PetroLogistics GP determines that a bona fide alternative acquisition proposal constitutes a superior proposal or that an intervening event has occurred, and if the board of directors of PetroLogistics GP determines in good faith after consultation with its outside advisors that the Merger Agreement or the transactions contemplated thereby are not in the best interests of the Unitholders, subject to customary matching rights in favor of Parent.

Conditions to the Merger. The consummation of the Merger and the GP Equity Transfer is subject to the satisfaction or waiver of certain customary conditions, including, among others: (i) the expiration or early termination of the waiting period applicable to the Merger under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, (ii) the absence of certain legal impediments to the consummation of the Merger, (iii) the accuracy or waiver of the parties’ representations and warranties, and (iv) the performance of the parties’ obligations under the Merger Agreement.  Additionally, the consummation of the Merger and the GP Equity Transfer is subject to, among other things, a requirement that PetroLogistics’ facility perform at a certain level of production for a period of four days prior to the Effective Time, and to PetroLogistics’ receipt of a legal opinion regarding certain tax matters.  The Sponsors and Founding Unitholders have approved the Merger and the Merger Agreement.

Other Terms of the Merger Agreement. The Merger Agreement contains certain negotiated representations, warranties and covenants.  The Merger Agreement also contains customary mutual pre-closing covenants, including the obligation of the PetroLogistics Entities and GP Holdings to conduct their businesses in all material respects in the ordinary course and to refrain from taking certain specified actions without the consent of Parent.

The Merger Agreement contains certain termination rights for both PetroLogistics and Parent including, among others, (i) by mutual agreement of Parent and PetroLogistics, (ii) by either PetroLogistics or Parent, in the event that a court issues a final, non-appealable order or injunction prohibiting the Merger, or in the event that the Merger has not been consummated on or before November 27, 2014, subject to extension to May 27, 2015, in certain circumstances specified in the Merger Agreement (the “Outside Date”), (iii) by PetroLogistics, in the event the board of directors of PetroLogistics GP has withdrawn its recommendation that the limited partners of PetroLogistics approve the Merger and Merger Agreement, and (iv) by Parent, in the event that a PetroLogistics Entity or GP Holdings has breached the non-solicit obligations under the Merger Agreement or the PetroLogistics GP board of directors withdraws its recommendation that the limited partners of PetroLogistics approve the Merger and Merger Agreement.  Upon termination of the Merger Agreement under specific circumstances, PetroLogistics will be required to pay Parent a termination fee of $57,000,000 (the “PetroLogistics Termination Fee”).  If the Merger Agreement is terminated due to the passing of the Outside Date or upon a breach of PetroLogistics’ covenants (other than PetroLogistics’ non-solicitation obligations) under the Merger Agreement, and PetroLogistics enters into an alternative acquisition within 12 months of such termination, the PetroLogistics Termination Fee is payable.  The PetroLogistics Termination Fee is also payable in the event, among other things, that Parent terminates the Merger Agreement due to PetroLogistics’ breach of the non-solicit provisions in the Merger Agreement, excluding breaches that are de minimis in nature and do not adversely affect Parent or the transactions contemplated by the Merger Agreement, or if the board of directors of PetroLogistics GP withdraws its recommendation that the limited partners of PetroLogistics approve the Merger and the Merger Agreement.  The Merger Agreement also provides that Parent will be required to pay a termination fee to PetroLogistics of $57,000,000 if the Merger Agreement is terminated under certain circumstances.

The foregoing description of the Merger, the GP Equity Transfer and the Merger Agreement does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the Merger Agreement, a copy of which has been filed as Exhibit 1 to this Schedule 13D.  The assertions embodied in the representations and warranties contained in the Merger Agreement are qualified by information in a confidential Disclosure Letter provided by the PetroLogistics Entities to Parent in connection with the signing of the Merger Agreement. The Disclosure Letter contains information that modifies, qualifies and creates exceptions to the representations and warranties and certain covenants set forth in the Merger Agreement. Moreover, certain representations and warranties in the Merger Agreement were used for the purposes of allocating risk between the PetroLogistics Entities and Parent rather than for establishing matters as facts.

Accordingly, the representations and warranties in the Merger Agreement should not be relied on as characterizations of the actual state of facts about the PetroLogistics Entities or Parent.

Support Agreements. On May 27, 2014, the Sponsors entered into support agreements with Parent and Merger Sub.  Under the support agreements, the Sponsors have agreed to give the consent described above and to vote their PetroLogistics Common Units in favor of the Merger and the Merger Agreement and have granted to Parent the authority to vote their PetroLogistics Common Units.  Furthermore, the Sponsors have agreed not to dispose of their PetroLogistics Common Units unless certain conditions specified in the support agreements are satisfied.  In addition, the Sponsors agreed that, in certain cases where PetroLogistics is obligated to pay the PetroLogistics Termination Fee, Parent may also be entitled to a fee from the Sponsors of up to $50,000,000 if an alternative acquisition proposal is consummated.

On May 27, 2014, the Founding Unitholders also entered into support agreements with Parent and Merger Sub that are substantially similar to the support agreements between Sponsors and Parent, but the Founding Unitholders are not obligated to pay any fee if an alternative acquisition proposal is consummated.

The foregoing description of the support agreements does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the support agreements, copies of which have been filed as Exhibits 2, 3, 4 and 5 to this Schedule 13D.

(c)  Not applicable.

(d)  Prior to closing of the Merger, Parent may request GP Holdings to deliver to Parent the resignations of such directors, officers or managers of PetroLogistics GP as identified by the Parent.  It is contemplated that Sharon Spurlin (Senior Vice President and Chief Financial Officer) and Richard Rice (Senior Vice President, General Counsel and Corporate Secretary) will resign from PetroLogistics GP immediately following the Merger.

(e)  Under the terms of the Merger Agreement, PetroLogistics may not, without Parent’s prior written consent, among other things: (a) make or declare dividends or distributions to the Unitholders or holders of Phantom Units (whether in cash, assets, stock or other securities of any PetroLogistics group entity or of any other Person), other than (i) regular quarterly cash distributions to the Unitholders and holders of Phantom Units declared and made in accordance with and subject to the limitations of Annex VI of the confidential disclosure letter provided by the PetroLogistics Entities to Parent in connection with the signing of the Merger Agreement (the “Disclosure Letter”) and (ii) a one-time cash distribution to the Unitholders and holders of Phantom Units declared in accordance with and subject to the limitation of Annex VI of the Disclosure Letter and made in accordance with the provisions of the Merger Agreement; (b) (i) split, combine or reclassify any of its Equity Interests or issue or authorize or propose the issuance of any other securities in respect of, in lieu of or in substitution for its Equity Interests, (ii) repurchase, redeem or otherwise acquire, or permit any of its Subsidiaries to purchase, redeem or otherwise acquire any membership, partnership or other Equity Securities or (iii) enter into any Contract with respect to the voting of its Partnership Interests or other Equity Securities.

(f)  Not applicable.

(g)  Not applicable.

(h)-(i)  Upon consummation of the Merger, or as soon as practicable thereafter, the PetroLogistics Common Units will be delisted from the New York Stock Exchange and the registration of the Common Units pursuant to Section 12 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) will be terminated.

(j)  Not applicable.

Except as otherwise contemplated by the Merger Agreement, the Support Agreements or as otherwise set forth in this Item 4, none of the Reporting Persons, nor, to the knowledge of the Reporting Persons, any of the persons listed on Schedule A hereto, has any present plans or proposals that relate to or that would result in or relate to any of the actions or matters listed in Item 4(a)-(j) of this Schedule 13D (although each Reporting Person reserves the right to develop such plans or proposals).  Before the Effective Time, it is expected that representatives of each Reporting Person and PetroLogistics will engage in discussions to facilitate the acquisition of PetroLogistics.  Although the Reporting Persons do not anticipate that such discussions will address any of the matters set forth in Item 4 of this Schedule 13D, each Reporting Person reserves the right to participate in such discussions or any other plans or proposals prior to closing.

Item 5.                          Interest in Securities of the Issuer

(a)-(b) For the purposes of Rule 13d-3 promulgated under the Exchange Act, each Reporting Person may be deemed to be a beneficial owner of an aggregate of 101,641,528 PetroLogistics Common Units in connection with the Support Agreements.  Pursuant to the rights afforded to it under the Support Agreements, Parent may be deemed to have shared power to vote up to an aggregate of 101,641,528 PetroLogistics Common Units in favor of approval of the Merger Agreement.  Furthermore, the Reporting Persons may be deemed to constitute a “group” under Section 13(d) of the Exchange Act.  Based on the number of outstanding PetroLogistics Common Units on May 27, 2014 in reliance on the representation made by PetroLogistics in the Merger Agreement, each Reporting Person may be deemed to own approximately 72.9% of the issued and outstanding PetroLogistics Common Units.  Each Reporting Person expressly disclaims beneficial ownership of all of PetroLogistics Common Units subject to the Support Agreements.  None of the persons listed on Schedule A hereto is the beneficial owner of any PetroLogistics Common Units.

(c)  Except as described in Item 4 and Item 5 hereof, no transactions in the PetroLogistics Common Units were effected by the Reporting Persons, or, to the knowledge of the Reporting Persons, any of the persons listed on Schedule A hereto, during the past 60 days.

(d)  The Reporting Persons do not have a right to receive or the power to direct the receipt of distributions from, or the proceeds from the sale of, PetroLogistics Common Units subject to the Support Agreements.

(e)  Not applicable.

Item 6.                          Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Except as set forth in this Schedule 13D, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 or, to the knowledge of the Reporting Persons, listed on Schedule A hereto, and between such persons and any person with respect to any securities of PetroLogistics, including but not limited to transfer or voting of any of the securities of PetroLogistics, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees or profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or contingency, the occurrence of which would give another person voting power or investment power over the securities of PetroLogistics.

Item 7.                          Material to be Filed as Exhibits

Exhibit Number	Description
1

Agreement and Plan of Merger and Membership Interest Transfer Agreement, dated as of May 27, 2014, by and among PetroLogistics LP, PetroLogistics GP LLC, Propylene Holdings LLC, Flint Hills Resources, LLC, and FHR Propylene, LLC (filed as Exhibit 2.1 to PetroLogistics’ Current Report on Form 8-K, dated May 28, 2014, and incorporated herein by reference).

2

Support Agreement, dated as of May 27, 2014, by and among Flint Hills Resources, LLC, FHR Propylene, LLC, YSOF Propylene Investor LLC, York Special Opportunities Fund AIV II, L.P., York Special Opportunities Fund (PIV-A), L.P., YSOF (PIV-B) SUB II, LLC and LG Propylene LLC (filed as Exhibit 99.2 to PetroLogistics’ Current Report on Form 8-K, dated May 28, 2014, and incorporated herein by reference).

3

Support Agreement, dated as of May 27, 2014, by and among Flint Hills Resources, LLC, FHR Propylene, LLC, LG Propylene LLC, Lindsay Goldberg & Bessemer II AIV L.P., Lindsay Goldberg & Bessemer II-A AIV L.P., Lindsay Goldberg & Bessemer II-A NNAIV L.P., Lindsay Goldberg & Bessemer II PIV AIV L.P., Lindsay Goldberg & Bessemer II-BT AIV L.P., Lindsay Goldberg Co-Investment II AIV L.P., Lindsay Goldberg Employee Co-Investment II, L.P., and Dean Ventures X, L.L.C. (filed as Exhibit 99.3 to PetroLogistics’ Current Report on Form 8-K, dated May 28, 2014, and incorporated herein by reference).

4

Support Agreement, dated as of May 27, 2014, by and among Flint Hills Resources, LLC, FHR Propylene, LLC, David Lumpkins and DKLF, L.P. (filed as Exhibit 99.4 to PetroLogistics’ Current Report on Form 8-K, dated May 28, 2014, and incorporated herein by reference).

5

Support Agreement, dated as of May 27, 2014, by and among Flint Hills Resources, LLC, FHR Propylene, LLC, Nathan Ticatch and U.S. Trust Company of Delaware as Trustee of the Ticatch Family 2012 GST Trusts (filed as Exhibit 99.5 to PetroLogistics’ Current Report on Form 8-K, dated May 28, 2014, and incorporated herein by reference).

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 5, 2014

KOCH INDUSTRIES, INC.

	By:	/s/ Raffaele G. Fazio
Name: Raffaele G. Fazio
Title: Authorized Person

FLINT HILLS RESOURCES, LLC

	By:	/s/ Alan Hallock
Name: Alan Hallock
Title: Executive Vice President, Secretary and General Counsel

FHR PROPYLENE, LLC

	By:	/s/ Alan Hallock
Name: Alan Hallock
Title: Executive Vice President, Secretary and General Counsel

[Signature Page to Schedule 13D]

Schedule A

Directors and Executive Officers of Reporting Persons

The following tables set forth the name and present principal occupation or employment of each of the directors and executive officers of the Reporting Persons.

Directors and Executive Officers of Koch Industries, Inc.

Name	Position
Bushman, Randall A.	Vice President—Pension Management
Feilmeier, Steven J.	Executive Vice President, Chief Financial Officer and Director
Fink, Richard H.	Executive Vice President—Public Sector and Director
Gentry, Jeffrey N.	Director
Gibbens, Dale W.	Senior Vice President—Human Resources and Public Sector
Hannan, James B.	Director
Holden, Mark V.	Senior Vice President, General Counsel and Secretary
Humphrey, Mark E.	Senior Vice President—Tax
Koch, Charles G.	Chairman of the Board, Chief Executive Officer and Director
Koch, C. Chase	Director
Koch, David H.	Executive Vice President—Chemical Technology and Director
Mahoney, James L.	Executive Vice President—Operations and Compliance and Director
Marshall, Elaine T.	Director
Moeller, Joseph W.	Vice Chairman and Director
Packebush, Steven L.	Senior Vice President—Ag. and Energy
Pittenger, John C.	Senior Vice President—Corporate Strategy
Razook, Bradley J.	Director
Robertson, David L.	President, Chief Operating Officer and Director
Tatum, Steven E.	Senior Vice President—Minerals and Trading

Managers and Executive Officers of Flint Hills Resources, LLC

Name	Position
Calvert, Patricia A.	Senior Vice President—Human Resources
Corrigan, Sheryl	Senior Vice President—EH&S
Dinkel, Richard K.	Manager
Dotson, David C.	Executive Vice President—Operations
Ellender, Philip G.	Manager
Hallock, Alan D.	Executive Vice President, Secretary and General Counsel
Koch, Charles G.	Manager
Mahoney, James L.	Manager
McNeill, Marji	Vice President—Compliance & Ethics
Moeller, Joseph	Manager
Ramsey, Jeffrey P.	Executive Vice President—Marketing
Razook, Bradley J.	President, Chief Executive Officer and Manager
Robertson, David L.	Chairman of the Board and Manager
Sementelli, Anthony J.	Executive Vice President and Chief Financial Officer
Urban, James B.	Executive Vice President—Supply & Trading

Executive Officers of FHR Propylene, LLC

Name	Position
Calvert, Patricia A.	Senior Vice President—Human Resources
Corrigan, Sheryl	Senior Vice President—EH&S
Dotson, David C.	Executive Vice President—Operations
Hallock, Alan D.	Executive Vice President, Secretary and General Counsel
McNeill, Marji	Vice President - Compliance & Ethics
Ramsey, Jeffrey P.	Executive Vice President
Razook, Bradley J.	President and Chief Executive Officer
Sementelli, Anthony J.	Executive Vice President and Chief Financial Officer
Urban, James B.	Executive Vice President—Supply & Trading